# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### March 15, 2019

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

### LendingTree, Inc.

### File No. 001-34063 - CF#37273

LendingTree, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 28, 2019.

Based on representations by LendingTree, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.30          through February 27, 2029

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Vanessa Countryman
Acting Secretary